June 28, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Michael Fay Li Xiao Benjamin Richie Katherine Bagley

Re:	ScanTech AI Systems Inc. Response to the Staff’s Comments on Amendment No. 3 to Draft Registration Statement on Form S-4 Submitted May 13, 2024 CIK No. 0001994624

Dear Madam and Sirs:

ScanTech AI Systems Inc., a Delaware corporation (the “Company”), submits to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) the Company’s responses to the comments contained in the Staff’s letter dated June 4, 2024 on the Amendment No. 3 to the Company’s Draft Registration Statement on Form S-4 previously submitted on May 13, 2024 (the “Amendment No.3”).

Concurrently with the submission of this letter, the Company is filing the Registration Statement on Form S-4 (the “Registration Statement”) with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form S-4

Cover Page

1.	We note your revised disclosure in response to comment 3, including the aggregate number of shares of Pubco Common Stock to be held by Company Holder Participants. Please revise your disclosure to provide an estimate of the per share exchange ratio showing how many shares of Pubco Common Stock Company Holder Participants will receive for each unit of ScanTech held by these shareholders.

Response: In response to the Staff’s comments, we have revised the disclosure on the cover page.

2.	We note your revised disclosure in response to prior comment 4, and reissue the comment in part. Please revise your cover page disclosure to discuss the Initial Extension Meeting, including the percentage of shares outstanding that were redeemed at the meeting.

Response: In response to the Staff’s comments, we have revised the disclosure on the cover page.

Certain Defined Terms

Earnout Milestones, page 2

3.	Here and as appropriate throughout your filing, please provide the specific Earnout Milestones, including commercial milestones and revenue and EBITDA milestones.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 2, 4, 5, 6, 15, 35, 64, and 141.

Prepaid Forward Purchase Agreement, page 36

4.	We note your response to prior comment 7, and your amended disclosure on page 37, including that "such purchases . . .. would be made in compliance with Rule 14e-5 under the Exchange Act, relying on Tender Offer Compliance and Disclosure Interpretation 166.01." This disclosure appears to conflict with your response that the FPA with RiverNorth satisfies the requirement in the exemption in 14e-5(b)(7), and we are not persuaded by your response that the FPA satisfies the exemption, given the requirement in 14e-5(b)(7)(ii) that the agreement is "unconditional and binding on both parties," and your disclosure that "RiverNorth may, but is not obligated to, purchase Ordinary Shares in the open market. . ." (emphasis added). Therefore, please clarify, if true, that you intend to make purchases in compliance with Rule 14e-5 relying on Tender Offer Compliance and Disclosure Interpretation 166.01. In addition, please revise your filing to clarify that RiverNorth will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process, as discussed in the Compliance and Disclosure Interpretation.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 38, 46, 59 and 128.

5.	We note your response to prior comment 9. Revise the disclosure in your registration statement to quantify the amount that the Company will pay RiverNorth following the closing of the Business Combination, estimated as of a reasonably practicable date.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 39, 46, 59, and 128.

Risk Factors Summary, page 46

6.	We note you included a new summary risk factor relating to your payroll tax liability of approximately $5.4 million but you do not explain this risk within the Risk Factors section. Please revise your disclosure to discuss this risk related to ScanTech, to include any material consequences for or impacts on the Company and any material steps taken to mitigate these risks or consequences.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 50 and 96.

Risk Factors

There is no minimum cash condition . . ., page 55

7.	We note your revised disclosure in this risk factor that "Even without any additional redemptions in connection with the Business Combination, unless Mars or ScanTech raise additional capital, the Business Combination would result in proceeds significantly less than the amount assumed by the ScanTech when preparing the projections." Given this disclosure, please clarify whether and to what extent management considered obtaining revised projections and a revised fairness opinion. As a related matter, where you discuss sources and uses of funds in your summary on page 43, it appears that your estimate for sources of cash is based on your projections. Please revise your sources and uses disclosure on page 43 to include an estimate of the sources and uses of funding after the business combination as of a recently practicable date, including not only the Trust Account, but other sources of funding such as the Transaction Financing or other financing.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 58 to 59, and on page 158.

The value of the Founder Shares following completion of the Business Combination, page 61

8.	We note your response and revised disclosure in response to comment 11, including that "[b]ased on these assumptions, each Ordinary Share would have an implied value of $10.83 per share upon completion of the Business Combination," and "[a]ssuming a trading price of $10.83 per share upon consummation of the Business Combination . . . ." Therefore, it appears that the price per share in your revised table represents an assumed trading price. Please amend your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders at each redemption level, taking into account not only the money in the trust account, or an assumed trading price, but the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private rights under each redemption scenario.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 63 to 65.

Nasdaq may delist Mars' securities from trading . . ., page 72

9.	Please disclose the calendar date by which you must regain compliance with Nasdaq listing standards. In this regard, we note your disclosure that "In accordance with Nasdaq Listing Rule 5810(c)(3)(C), Mars has 180 calendar days from the date of the MVLS Deficiency Notice (the “Compliance Date”), to regain compliance with respect to the MVLS Requirement," but the calendar date by which you must comply is unclear.

Response: In response to the Staff’s comments, we have revised the disclosure on page 77.

Redemption Offer, page 111

10.	We note your revised disclosure that "[e]ach holder of Ordinary Shares that elects not to participate in the Closing Redemption (“Non-Redeeming Shareholders”) will receive one additional share of Pubco Common Stock for each Ordinary Share that is not redeemed in the Closing Redemption." Please clarify whether this redemption offer applies to only public shareholders, or if it applies to Insiders, other affiliates, or Maixm, that have agreed not to redeem their shares. To the extent any of the non-redeeming shareholders are "covered persons" for purposes of Rule 14e-5, please clarify how these non-redemption agreements comply with Rule 14e-5. Finally, please clarify whether you intend to register these share issuances.

Response: In response to the Staff’s comments, we have revised the disclosure on page 116 to reflect that the redemption offer applies to all holders of outstanding Ordinary Shares, including Public Shareholders, Insiders, and Maxim. Additionally, we respectfully acknowledge the Staff’s comment and note that it is the Company’s view that the one additional share to be issued pursuant to the Second Business Combination Agreement Amendment is not subject to Rule 14e-5. This is because each shareholder who may receive the additional share has held a certain number of shares prior to the date of the Extraordinary General Meeting, is not required to vote in favor of the Business Combination at the Extraordinary General Meeting, and is not required to purchase any shares during the period commencing with the announcement of the Business Combination Agreement and ending upon the expiration of the redemption deadline in connection with the Extraordinary General Meeting to approve the Business Combination contemplated by the Business Combination Agreement. Therefore, the Company does not believe that the Second Business Combination Agreement Amendment constitutes an arrangement by which the Sponsor or any affiliates of the Sponsor violate the Rule 14e-5 prohibition against purchases of shares outside of the redemption offer, to the extent that the redemption offer constitutes a tender offer. The additional share will be issued 90 days following the Closing, or such other period as may be agreed upon by the parties to the Business Combination Agreement, and these shares may be registered after the Closing.

Background of the Business Combination, page 127

11.	We note the revised disclosure in response to prior comment 17 and reissue the comment. Please provide a detailed legal analysis discussing why you do not identify the advisor in your filing, including a discussion of why identifying the advisor is not material to investors. Alternatively, identify the advisor. Additionally, within the timeline section of the Background of the Business Combination, please provide further detail regarding the substance of any discussions and or meetings with the advisor.

Response: We respectfully advise the Staff that we do not believe that the disclosure of the advisor’s name is required in the Registration Statement. Among other things, the role of the advisor was limited to (i) assisting ScanTech in reviewing certain internal matters in anticipation of a business combination, (ii) facilitating coordination among ScanTech, its accounting consultant and its independent auditor regarding financial disclosures and (iii) helping with certain diligence matters. The advisor did not play a substantial role in the negotiation of the terms of the Business Combination Agreement or preparation of the disclosures in the Registration Statement. Additionally, the advisor was also not involved in negotiating or advising on (i) the enterprise value of ScanTech, (ii) terms of the Business Combination Agreement, including the earnout, (iii) discussions with potential financing sources, (iv) the forward purchase agreement with RiverNorth, (iii) the structure of the business combination, (iv) preparation of financial projections or (iv) the description of ScanTech’s business in the Registration Statement. Accordingly, we do not believe that the disclosure of the advisor’s name would be material to investors.

12.	We note your revised disclosure in response to comment 18 and reissue in part. Please revise your disclosure to further clarify: (1) the assumptions underlying the overall growth potential of ScanTech’s products which supported the increased valuation to $110 million, given that the initial $100 million valuation was based on, among other things, ScanTech's projections; and (2) the removal of the minimum cash condition, including the reasons why management believed this type of provision to be an impediment to achieving a closing and how the parties agreed on final terms. In your discussion, please consider disclosing any underlying assumptions, who the discussing parties were, whether there were alternatives considered, and explain how the determinations were ultimately made. In this regard, we note that these discussions were held over four days and Mr. Brenza and Mr. Falconer "exchanged comments" on these subjects.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 19, 58, 135, 137, 143, and 184. We respectfully inform the Staff that the enterprise value has not changed since Mars and ScanTech agreed upon the LOI. The Second Business Combination Agreement Amendment, entered on April 2, 2024, reflects the detailed calculation of the number of shares of Pubco Common Stock to be paid to Company Holder Participants.

13.	We note your response to prior comment 23. Please revise your disclosure to include the substance of your response as disclosure in your filing.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 147 and 148.

The Mars Board and Special Committee's Reasons for the Approval of the Business Combination, page 137

14.	We note your revised disclosure in response to comment 26. Please revise your disclosure as follows:

•	with respect to the comparable companies criteria, describe the specific "certain financial and operating information" criteria considered that resulted in the selection of the comparable companies. Please also describe the relevant end-markets served and platforms. Please clarify the "public trading activity," and "operational, business and/or financial characteristics" of ScanTech that were used to select or disqualify other companies.

•	detail the specific "financial and operating information" reviewed by Network 1 in its review of the comparable companies, the relevant multiples for each of the named companies, and how these multiples were calculated. Consider presenting relevant financial information, operating information, and multiples in tabular format. Explain how this information was considered in arriving at the enterprise valuation range for ScanTech.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 149 to 150.

Discounted Cash Flow Analysis, page 142

15.	We note your revised disclosure in response to to prior comment 29 and reissue the comment. Specifically, we note your disclosure that "Network 1 reviewed ScanTech’s projections for fiscal years ended December 31, 2023 to December 31, 2032, focusing specifically on the years 2023 to 2028. Network 1 analyzed the estimated future free cash flow (“FCF”) projected for ScanTech from 2024-2028 and discounted this stream of cashflows back to a present value using ScanTech’s estimated weighted average cost of capital (“WACC”)." Given that your discounted cash flow analysis relates to a range of years from 2024-2028, please present your analysis in tabular format, to show future free cash flow, discount rates, and present value for each of the relevant years. In addition, we note your disclosure that "Network 1 derived a range of discount rates from 25% to 35% and a range of EBITDA exit multiples of 6x to 8x." Please clarify how Network 1 selected these ranges.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 150 to 151.

Certain Projected Financial Information, page 143

16.	We note your revised disclosure in response to comment 28 and reissue in part. With regard to Network 1 and the Board's consideration of certain projected financial statements from 2023 through 2032, with a focus on 2024 through 2028, please explain the reliability of these projections given your disclosure of delays pushing TSA clearance to at least Q1 of 2025. Please also further support the market penetration projections in the regions in which you do not have established partnerships or regulatory approval. Please make conforming changes within your Industry Opportunity section, beginning on page 208, as well.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 157 to 158.

Unaudited Pro Forma Condensed Combined Financial Information, page 176

17.	We have reviewed your revised disclosure in response to prior comment 31 and have the following comment. We note your disclosure that “ScanTech has secured agreements or is in the final stages of discussion to secure signed agreements, from holders of promissory indebtedness, including Catalytic, that converts such indebtedness to common shares of PubCo upon the closing of the Business Combination,” and “ScanTech has secured agreements with holders of warrants and other derivatives for the cancellation of such derivatives upon the closing of the Business Combination.” Please file the relevant agreements as exhibits to your registration statement or tell us why you do not believe you are required to do so. In addition, to the extent you have not executed certain of these agreements, please continue to disclose the status of negotiations related to these agreements, and file any related term sheets, letters of intent, or other, material ancillary agreements related to these agreements and negotiations. If and when these agreements are executed, please file the same as exhibits to your registration statement. See Item 601(b)(10) of Regulation S-K. Lastly, please revise your disclosure to provide in tabular form the dollar amount related to each separate conversion and the related number of common shares.

Response: In response to the Staff’s comments, we have filed the Form of Creditor Conversion Agreement as Exhibit 10.20 and the Transaction Terms as Exhibit 10.21 and revised the disclosure on page 193.

18.	Disclosure on pages 14 and 125 appears to indicate that the $1,000,000 received under the Polar agreement is a liability, but pro forma entry (K) appears to indicate that the $1,000,000 is an equity transaction. Please clarify your accounting and the terms of the agreement.

Response: In response to the Staff’s comments, we have revised the disclosure on page 193.

19.	Please revise adjustment (M) to include the calculations used to determine the gains and other income.

Response: In response to the Staff’s comments, we have revised the disclosure on page 193.

20.	Please update the Pro Forma Outstanding PubCo Common Stock table on page 179 to include the common shares to be issued under adjustment (G). In addition, please provide a separate table of all pro forma fully diluted shares that are not included in the current table.

Response: In response to the Staff’s comments, we have revised the disclosure on page 193.

Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 187

21.	We note your disclosure that "the unaudited pro forma combined book value per share information below does not purport to represent what the value of Mars and ScanTech would have been had Mars and ScanTech consummated a business combination during the period presented." However, we were unable to find the "book value per share" in your table. Please advise.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 194 to 196.

SENTINEL Scanner, page 205

22.	We note your revised disclosure in response to comment 33 and reissue in part. Please explain how you measure "superior" threat detection capacity and "superior technology." Also, when discussing SENTINEL's performance compared to rotating gantry systems or other scanners currently operational, quantify your claims of lower maintenance costs, reduced downtime, and lower operating costs.

Response: In response to the Staff’s comments, we have revised the disclosure on page 212.

Industry Opportunity, page 208

23.	We note your disclosure that "To date, we have entered into third party distribution agreements with partners to assist with the distribution, promotion and sales of SENTINEL in Canada, Russia, Turkey, Poland, Japan and Spain. These agreements are critical in the facilitation of sales efforts for our products outside of the United States." Please file these distribution agreements as exhibits to your registration statement, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Response: We believe that these agreements are not required to be filed as they are not considered material contracts under Regulation S-K, in light of the fact that ScanTech is not currently making any sales under these contracts outside of the United States, as does not expect to do so in the near future until applicable regulatory approvals are obtained.

Intellectual Property, page 214

24.	Please revise to reinstate the footnote to your patent table indicating that the patents are utility patents.

Response: In response to the Staff’s comments, we have revised the disclosure on page 222.

Facilities, page 215

25.	Please file the VJ Properties, LLC lease as an exhibit. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: In response to the Staff’s comments, we have filed the Lease Agreement as Exhibit 10.23.

Payments Triggerable by Business Combination, page 216

26.	We note your disclosure that "[t]he Company also has various agreements with Taylor Freres Americas or its affiliates (“Taylor Freres”), a financial advisor, that may require payments to be made to Taylor Freres in connection with the consummation of the business combination," and "[t]he Company is unable to determine the amount of such obligations as of the date hereof." Given that the company appears to have executed agreements with Taylor Freres, please tell us why you are unable to quantify the amount of fees to be made in connection with the consummation of the business combination under these agreements. As a related matter, please quantify the portion of the deferred EGS fee, if material.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 225, F-60, and F-85.

General

27.	We note your revised disclosure throughout your filing that "the Business Combination Agreement was also amended on April 2, 2024, to reflect the revised Merger Consideration and issuance of Pubco Common Stock upon consummation of the Business Combination." Please revise to disclose the specific changes between the initial Merger Consideration and revised Merger Consideration, and revised issuance of Pubco Common Stock upon consummation of the Business Combitnation.

Response: In response to the Staff’s comments, we have revised the disclosure on pages 19, 143 and 184. We respectfully inform the Staff that the enterprise value of ScanTech has not changed since Mars and ScanTech agreed upon the LOI. The Second Business Combination Agreement Amendment, entered on April 2, 2024, reflects the detailed calculation of the number of shares of Pubco Common Stock to be paid to Company Holder Participants.

We thank the Staff for its review of the foregoing. If you have any questions regarding the Registration Statement, please contact Fang Liu by phone at (703) 919-7285 or via e-mail at fliu@vcllegal.com.

Very truly yours,

/s/ Karl Brenza
Karl Brenza

cc:	Fang Liu, Esq.

VCL Law LLP